UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 04, 2007                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                     OCTOBER 4, 2007

                   ROCHESTER ANNOUNCES $3.5 MILLION FINANCING

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors of Rochester Resources Ltd. (the "Company") is pleased to announce a private placement of up to 1,750,000 units, at a purchase price of $2.00 per unit, with each unit consisting of one common share of the Company and one-half of one transferable common share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to purchase an additional common share of the Company at an exercise price of $2.25 per share for a period of 18 months from the closing of the private placement. Canaccord Capital Corporation ("Canaccord") has been retained as agent and is being paid a fee of 7.5% of gross proceeds raised, payable in cash or in units at the option of the agent. Canaccord will also receive non-transferable common share purchase warrants (the "Agent's Warrants") equal to 7.5% of the units sold under the private placement. Each Agent's Warrant will be exercisable for one common share of the Company at an exercise price of $2.00 per share for a period of 18 months from the closing of the private placement. In accordance with securities legislation currently in effect, the securities issued pursuant to the private placement will have a restricted "hold" period of four months from the date of closing of the private placement.


ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
---------------------                              Tel: 1-866-841-0068
Dr. Alfredo Parra,                         Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate, environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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